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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
                         (PURSUANT TO SECTION 13(e) OF
                      THE SECURITIES EXCHANGE ACT OF 1934)


                                AMENDMENT NO. 3


                            HEALTH MANAGEMENT, INC.
                              (NAME OF THE ISSUER)

                            HEALTH MANAGEMENT, INC.
                          TRANSWORLD HEALTHCARE, INC.
                             IMH ACQUISITION CORP.
                     (NAME OF THE PERSONS FILING STATEMENT)
                            ------------------------

                    COMMON STOCK, PAR VALUE $0.03 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   42219 B10
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

               W. JAMES NICOL                                 ROBERT W. FINE
    CHIEF EXECUTIVE OFFICER AND PRESIDENT          PRESIDENT AND CHIEF OPERATING OFFICER
           HEALTH MANAGEMENT, INC.                      TRANSWORLD HEALTHCARE, INC.
             1371-A ABBOTT COURT                            75 TERMINAL AVENUE
           BUFFALO GROVE, IL 60089                        CLARK, NEW JERSEY 07066
               (800) 648-1975                                 (908) 340-1144

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
                               COMMUNICATIONS ON
                      BEHALF OF PERSONS FILING STATEMENT)

                                    COPY TO

           CHERYL V. REICIN, ESQ.                           BRUCE L. LIEB, ESQ.
           MCDERMOTT, WILL & EMERY                          PROSKAUER ROSE LLP
            50 ROCKEFELLER PLAZA                               1585 BROADWAY
        NEW YORK, NEW YORK 10020-1605                  NEW YORK, NEW YORK 10036-8299
               (212) 547-5522                                 (212) 969-3320

THIS STATEMENT IS FILED IN CONNECTION WITH (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13(e)-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [ ] A tender offer.

     d. [ ] None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: [X]
                         CALCULATION OF THE FILING FEE

====================================================================================
                   TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
------------------------------------------------------------------------------------
$2,799,055                                                             $560
* For purposes of calculating fee only. Pursuant to the
  proposed merger, each holder (other than Transworld and
  its subsidiaries), of common stock, $0.30 par value per
  share, of Health Management, Inc. ("Shares") will become
  entitled to receive $0.30 per Share in cash, without
  interest, for each share held. Such holders hold 9,330,182
  Shares, in the aggregate. The amount of the filing fee
  calculated in accordance with Regulation 240.0-11 of the
  Securities Exchange Act of 1934 equals 1/50 of one
  percentum of the aggregate value of the merger
  consideration.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:                        $2,800
Form, schedule or registration statement no.:  Schedule 14A
Filing Party:                                  Health Management, Inc.
Date Filed:                                    February 6, 1997

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                             INTRODUCTORY STATEMENT

     This Rule 13e-3 Transaction Statement is being filed by Health Management, Inc. (the "Company"), Transworld HealthCare, Inc., formerly Transworld Home HealthCare, Inc. ("Transworld") and IMH Acquisition Corp., a wholly owned subsidiary of Transworld ("IMH"), in connection with the proposed merger of IMH with and into the Company. The Company is the issuer of the class of securities which is the subject of the Rule 13e-3 transaction.

     On June 16, 1997, the Company filed with the Securities and Exchange Commission the Company's definitive Proxy Statement relating to the solicitation of proxies by the Company to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated November 13, 1996, as amended, among Transworld, IMH and the Company, pursuant to which (a) IMH will merge with and into the Company, which will become a wholly owned subsidiary of Transworld, and
(b) each holder (other than Transworld and its subsidiaries) of shares of common stock, par value $0.30 per share, of the Company ("Shares") will become entitled to receive $0.30 in cash, without interest, for each Share held.

     A copy of the definitive Proxy Statement is attached as Exhibit 17(d) to Amendment No. 1 to the Rule 13e-3 Transaction Statement. The information contained in the Proxy Statement is incorporated by reference in answer to the items in this Rule 13e-3 Transaction Statement, and the Cross Reference Sheet set forth below shows the location in the Proxy Statement of the information required to be included in response to the items of this Rule 13e-3 Transaction Statement.


     Amendment No. 2 to the Rule 13e-3 Transaction Statement contained certain exhibits not previously filed.



     This Amendment No. 3 to the Rule 13e-3 Transaction Statement is being filed to restate exhibits 17(b)(2), 17(b)(4) and 17(b)(6) which were previously filed.


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                             CROSS REFERENCE SHEET
             (Pursuant to General Instruction F to Schedule 13E-3)

SCHEDULE 13E-3 ITEM

NUMBER AND CAPTION                                CAPTION IN PROXY STATEMENT

ITEM 1   ISSUER AND CLASS OF SECURITY SUBJECT
         TO THE TRANSACTION
         (a)..................................    SUMMARY--The Special Meeting; Business of the
                                                  Company; INTRODUCTION--Matters to be Considered at
                                                  the Special Meeting.
         (b)..................................    SUMMARY--The Special Meeting; MARKET PRICES AND
                                                  DIVIDENDS.
         (c)..................................    SUMMARY--Market Prices; MARKET PRICES AND DIVIDENDS.
         (d)..................................    SUMMARY--Market Prices; MARKET PRICES AND DIVIDENDS.
         (e)..................................    Not Applicable.
         (f)..................................    INTRODUCTION--Matters to be considered at the Special
                                                  Meeting; SPECIAL FACTORS--Purpose and Effect of the
                                                  Merger; Background of the Merger.

Item 2   IDENTITY AND BACKGROUND
     This Rule 13e-3 Transaction Statement is being filed by the Company, which is the issuer of the classes of securities subject to the Rule 13e-3 transaction, Transworld and IMH; information with respect to each of the filing persons may be found in the Proxy Statement under the captions listed below.
         (a)..................................    MANAGEMENT OF THE COMPANY; MANAGEMENT OF TRANSWORLD
                                                  AND IMH.
         (b)..................................    MANAGEMENT OF THE COMPANY; MANAGEMENT OF TRANSWORLD
                                                  AND IMH.
         (c)..................................    MANAGEMENT OF THE COMPANY; MANAGEMENT OF TRANSWORLD
                                                  AND IMH.
         (d)..................................    MANAGEMENT OF THE COMPANY; MANAGEMENT OF TRANSWORLD
                                                  AND IMH.
         (e), (f).............................    None of the persons with respect to whom information
                                                  is provided in response to this Item was, during the
                                                  last five years, convicted in a criminal proceeding
                                                  or a party to a civil proceeding of a judicial or
                                                  administrative body of competent jurisdiction which
                                                  resulted in the person being subject to a judgment,
                                                  decree or final order enjoining further violations
                                                  of, or prohibiting activities subject to, federal or
                                                  state securities laws or finding of any violation of
                                                  such law.
         (g)..................................    Each of the persons with respect to whom information
                                                  is provided in response to this Item is a citizen of
                                                  the United States of America.

Item 3   PAST CONTACTS, TRANSACTIONS OR
         NEGOTIATIONS
         (a)(1)...............................    Not Applicable.
         (a)(2)...............................    INTRODUCTION--Matters to be Considered at the Special
                                                  Meeting; SPECIAL FACTORS--Purpose and Effect of the
                                                  Merger; Background of the Merger.

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

         (b)..................................    INTRODUCTION--Matters to be Considered at the Special
                                                  Meeting; SPECIAL FACTORS--Purpose and Effect of the
                                                  Merger; Background of the Merger.

Item 4   TERMS OF THE TRANSACTION
         (a)..................................    SUMMARY--The Merger; Certain Conditions to the
                                                  Consummation of the Merger; INTRODUCTION--Matters to
                                                  be Considered at the Special Meeting; THE
                                                  MERGER--Summary of the Merger Agreement.
         (b)..................................    SUMMARY--The Merger; Certain Conditions to the
                                                  Consummation of the Merger; INTRODUCTION--Matters to
                                                  be Considered at the Special Meeting; SPECIAL
                                                  FACTORS--Interests of Certain Persons in the Merger;
                                                  THE MERGER--Summary of the Merger Agreement.

Item 5   PLANS OR PROPOSALS OF THE ISSUER OR
         AFFILIATE
         (a)..................................    Not Applicable.
         (b)..................................    Not Applicable.
         (c)..................................    SPECIAL FACTORS--Purpose and Effect of the Merger.
         (d)..................................    Not Applicable.
         (e)..................................    SPECIAL FACTORS--Purpose and Effect of the Merger.
         (f)..................................    SUMMARY--Effective Time; Surrender of Certificates;
                                                  THE MERGER--Summary of the Merger
                                                  Agreement--Effective Time of the Merger.
         (g)..................................    SUMMARY--Effective Time; Surrender of Certificates;
                                                  THE MERGER--Summary of the Merger
                                                  Agreement--Effective Time of the Merger.

Item 6   SOURCE AND AMOUNT OF FUNDS OR OTHER
         CONSIDERATION
         (a)..................................    SUMMARY--Financing of the Merger; THE MERGER--
                                                  Financing of the Merger.
         (b)..................................    THE MERGER--Expenses--The Company; Transworld.
         (c)..................................    Not Applicable.
         (d)..................................    Not Applicable.

Item 7   PURPOSE(S), ALTERNATIVES, REASONS AND
         EFFECTS
         (a)..................................    SUMMARY--The Merger; INTRODUCTION--Matters to be
                                                  Considered at the Special Meeting; SPECIAL FACTORS--
                                                  Purpose and Effect of the Merger.
         (b)..................................    SPECIAL FACTORS--Background of the Merger;
                                                  Alternatives to the Merger.
         (c)..................................    INTRODUCTION--Matters to be Considered at the Special
                                                  Meeting; SPECIAL FACTORS--Purpose and Effect of the
                                                  Merger; Background of the Merger.



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

         (d)..................................    SUMMARY--The Merger; Effective Time; Surrender of
                                                  Certificates; Tax Consequences; INTRODUCTION--Matters
                                                  to be Considered at the Special Meeting; SPECIAL
                                                  FACTORS--Purpose and Effect of the Merger; THE
                                                  MERGER--Summary of the Merger Agreement--Effective
                                                  Time of the Merger; Federal Income Tax Consequences.

Item 8   FAIRNESS OF THE TRANSACTION
         (a)..................................    SUMMARY--Recommendation of the Board of Directors of
                                                  the Company; SPECIAL FACTORS--Recommendation of the
                                                  Board of Directors; Fairness of the Merger.
         (b)..................................    SPECIAL FACTORS--Recommendation of the Board of
                                                  Directors; Fairness of the Merger.
         (c)..................................    SPECIAL FACTORS--Recommendation of the Board of
                                                  Directors; Fairness of the Merger.
         (d)..................................    SPECIAL FACTORS--Recommendation of the Board of
                                                  Directors; Fairness of the Merger.
         (e)..................................    SPECIAL FACTORS--Recommendation of the Board of
                                                  Directors; Fairness of the Merger.
         (f)..................................    SPECIAL FACTORS--Recommendation of the Board of
                                                  Directors; Fairness of the Merger; Alternatives to
                                                  the Merger.

Item 9   REPORTS, OPINIONS, APPRAISALS AND
         CERTAIN NEGOTIATIONS
         (a)..................................    SPECIAL FACTORS--Background of the Merger; The
                                                  Company's Financial Advisor; Transworld's Financial
                                                  Advisor.
         (b)..................................    SPECIAL FACTORS--Background of the Merger; The
                                                  Company's Financial Advisor; Transworld's Financial
                                                  Advisor.
         (c)..................................    Not Applicable.

Item 10  INTERESTS IN SECURITIES OF THE ISSUER
         (a)..................................    SUMMARY--Vote Required; Appraisal Rights of
                                                  Dissenting Stockholders; INTRODUCTION--Matters to be
                                                  Considered at the Special Meeting; SECURITY OWNERSHIP
                                                  OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS.
         (b)..................................    SPECIAL FACTORS--Background of the Merger.

Item 11  CONTRACTS, ARRANGEMENT OR
         UNDERSTANDINGS WITH RESPECT TO THE
         ISSUER'S SECURITIES..................    SUMMARY--Vote Required; Appraisal Rights of
                                                  Dissenting Stockholders; INTRODUCTION--Matters to be
                                                  Considered at the Special Meeting; SPECIAL
                                                  FACTORS--Background of the Merger.


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
Item 12  PRESENT INTENTION AND RECOMMENDATION
         OF CERTAIN PERSONS WITH REGARD TO THE
         TRANSACTION
         (a)..................................    SUMMARY--Vote Required; Appraisal Rights of
                                                  Dissenting Stockholders; INTRODUCTION--Matters to be
                                                  Considered at the Special Meeting.
         (b)..................................    SUMMARY--Vote Required; Appraisal Rights of
                                                  Dissenting Stockholders; INTRODUCTION--Matters to be
                                                  Considered at the Special Meeting; SPECIAL
                                                  FACTORS--Recommendation of the Board of Directors;
                                                  Fairness of the Merger.

Item 13  OTHER PROVISIONS OF THE TRANSACTION
         (a)..................................    SUMMARY--Vote Required; Appraisal Rights of
                                                  Dissenting Stockholders; THE MERGER--Appraisal Rights
                                                  of Dissenting Stockholders.
         (b)..................................    Not Applicable.
         (c)..................................    Not Applicable.

Item 14  FINANCIAL INFORMATION
         (a)..................................    SUMMARY--Selected Historical Consolidated Financial
                                                  Information; SELECTED FINANCIAL DATA; AUDITED
                                                  FINANCIAL STATEMENTS; CONDENSED CONSOLIDATED
                                                  FINANCIAL STATEMENTS.
         (b)..................................    Not Applicable.

Item 15  PERSONS AND ASSETS EMPLOYED, RETAINED
         OR UTILIZED
         (a)..................................    SPECIAL FACTORS--Purpose and Effect of the Merger;
                                                  Interests of Certain Persons in the Merger.
         (b)..................................    SPECIAL FACTORS--Background of the Merger.

Item 16  ADDITIONAL INFORMATION                   Not Applicable.

Item 17  MATERIAL TO BE FILED AS EXHIBITS
         (a)..................................    Not Applicable.
         (b)(1)...............................    Opinion of National Westminster Bank Plc, dated
                                                  November 12, 1996
         (b)(2)...............................    Valuation analysis with respect to the November 12,
                                                  1996 Opinion of National Westminster Bank Plc
         (b)(3)...............................    Opinion of National Westminster Bank Plc, dated
                                                  January 12, 1997
         (b)(4)...............................    Valuation analysis with respect to the January 12,
                                                  1997 Opinion of National Westminster Bank Plc
         (b)(5)...............................    Opinion of UBS Securities LLC, dated November 13,
                                                  1996.
         (b)(6)...............................    Projections of Health Management, Inc.

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

         (c)..................................    Agreement and Plan of Merger, dated November 13,
                                                  1996, among Transworld Healthcare, Inc., IMH
                                                  Acquisition Corp. and Health Management, Inc., and
                                                  amendments thereto, appears on Exhibit I to the
                                                  definitive Proxy Statement filed as Exhibit 17(d) to
                                                  Amendment No. 1 to the Rule 13e-3 Transaction
                                                  Statement.
         (d)..................................    Letter to Stockholders, Notice of Special Meeting,
                                                  preliminary Proxy Statement and Form of Proxy.
         (e)..................................    Section 262 of the Delaware General Corporation Law
                                                  appears as Exhibit II to the definitive Proxy
                                                  Statement filed as Exhibit 17(d) to Amendment No. 1
                                                  to the Rule 13e-3 Transaction Statement.
         (f)..................................    At this time no written instruction, form or other
                                                  material currently exists with respect to any oral
                                                  solicitation or recommendation that may be made on
                                                  behalf of the persons filing this statement to
                                                  security holders in connection with the Rule 13e-3
                                                  transaction. Should any such written instruction,
                                                  form or material be generated; it will be supplied to
                                                  the commission in a supplemental filing.

     Pursuant to Rule 12b-22 under the Securities Exchange Act of 1934, as amended, Transworld and IMH hereby disclaim the status of affiliates of the Company for the purposes of the requirements of this statement.



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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 27, 1997


                                          HEALTH MANAGEMENT, INC.

                                          By: /s/ W. JAMES NICOL
                                            ------------------------------------
                                            W. James Nicol
                                            Chief Executive Officer and
                                              President

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 27, 1997


                                          TRANSWORLD HEALTHCARE, INC.

                                          By: /s/ WAYNE A. PALLADINO
                                            ------------------------------------
                                            Wayne A. Palladino
                                            Senior Vice President and Chief
                                            Financial Officer

                                          IMH ACQUISITION CORP.

                                          By: /s/ WAYNE A. PALLADINO
                                            ------------------------------------
                                            Wayne A. Palladino
                                            Senior Vice President and Chief
                                            Financial Officer

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                               INDEX TO EXHIBITS


    EXHIBIT NO.                              TITLE
    -----------                              -----
     17(b)(1)     Opinion of National Westminster Bank Plc, dated November 12,
                  1996*
     17(b)(2)     Valuation analysis with respect to the November 12, 1996
                  opinion of Westminster Bank Plc**
     17(b)(3)     Opinion of National Westminster Bank Plc, dated January 12,
                  1997*
     17(b)(4)     Valuation analysis with respect to the January 12, 1997
                  opinion of Westminster Bank Plc**
     17(b)(5)     Opinion of UBS Securities LLC, dated November 13, 1996*
     17(b)(6)     Projections of Health Management, Inc.**
     17(d)        Letters to Stockholders, Notice of Special Meeting,
                  definitive Proxy Statement and Form of Proxy*


---------------
 * Previously filed.
** Pursuant to Rule 24(b)(2) under the Securities Exchange Act of 1934, as amended, certain confidential material has been omitted from this Exhibit and filed separately with the Securities and Exchange Commission.

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